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                                                                    EXHIBIT 99.1

                                [LOGO CERTICOM]


                                                                    NEWS RELEASE
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     CERTICOM PKS 2000 CONFERENCE TO PRESENT INNOVATIVE E-BUSINESS SECURITY
            SOLUTIONS FOR THE WIRELESS AND MOBILE COMPUTING INDUSTRY

      VISA, AVANTGO, CALIFORNIA MEDICAL ASSOCIATION, CHRYSALIS-ITS, CISCO,
        CHECK POINT, GOAMERICA, INTEL, NORTEL, PITNEY BOWES, RESEARCH IN
       MOTION, SIEMENS AG, SYBASE, XM RADIO ADDED TO IMPRESSIVE ROSTER OF
                               PKS 2000 PRESENTERS

HAYWARD, CA, Sept. 5 /CNW/ - Certicom (Nasdaq: CERT; TSE: CIC), a leading provider of mobile e-commerce security, today announced that new industry experts have been added to the roster of presenters for the Certicom PKS 2000 Conference. To be held at the San Jose Fairmont, September 19-21, PKS 2000 is the first conference in the industry dedicated to advancing security technology and issues in the wireless and mobile computing industry. Joining an impressive roster of previously announced PKS speakers, AvantGo, the California Medical Association, Chrysalis-ITS, Check Point, Cisco, GoAmerica, Intel, Neomar, Nortel, Pitney Bowes, @Road, Research In Motion, Siemens AG, Sybase, Syclo, VISA, XM Radio and Yodlee will also present on the hottest topics facing the industry today.

"Wireless security is becoming even more vital today than ever before as healthcare information, financial and other transactions are processed on a daily basis utilizing wireless and handheld devices. The PKS trade show is a vital platform for continuing the progress and innovations already made in this industry," said Dr. Jack Lewin, Executive VP and CEO of the California Medical Association. "With leading organizations in the industry, including healthcare vanguards, coming together in one place, the conference will provide the valuable insight that the attendees want on how to address today's chief concerns regarding privacy and security."

Some of the new topics that will be presented at the Certicom PKS 2000 show include "Picking Apart the Payment System," by Priceline.com, "Wireless E-
Commerce: Is it ready for Prime Time?" by Chrysalis-ITS, and "The Challenges of Mobile Healthcare," by AvantGo, as well as additional topics that will address the issues and innovations in the wireless and mobile computing industry. Other presentations include "Moment of Trust," by Pitney Bowes and "Extending the Boundaries of Business with Wireless Technology," by Fidelity Investments.
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                                        "CERTICOM PRESENT PKS 2000," PAGE 2 OF 3
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The PKS 2000 trade show has received tremendous support and encouragement from the wireless and mobile computing industry. Sponsors of the event are industry leaders in the mobile computing and financial industries including Motorola, 724 Solutions, Aether Systems, Chrysalis-ITS, Cloakware, CRYPTOMAThIC,
CyberElan.com, Cylink, First Data Corp., Guardent, GoAmerica, Infowave, JAWZ Inc., MobileShift, Mytec Technologies, Palm Inc., the PKI Forum, Radicchio, RSA Security, Sonera SmartTrust, Sybase, Syclo and Xcert International. Publishing sponsors for the event are Dr. Dobb's Journal and M- Business Magazine.

Certicom's PKS 2000 show is the world's first conference purposefully dedicated to addressing issues specifically dealing with securing mobile computing and wireless data applications. The conference is being held in the United States for the first time, taking place in the heart of the Silicon Valley at the San Jose Fairmont, September 19-21, 2000.

"Mobile commerce is gaining widespread acceptance in the financial, technological and healthcare industries. With the increase in applications and users, securing these transactions has become even more important than before. The PKS 2000 conference will tackle the issues and greatest challenges facing the wireless revolution," said Certicom President and CEO Rick Dalmazzi. "Showcasing the latest innovations and developments in the use of wireless e-security technology is what Certicom PKS2000 is all about."


MORE INFORMATION

For more information about Certicom PKS 2000, including how to register, conference sponsorship, speaking opportunities and vendor exhibiting, visit http://www.certicom.com/PKS2000 or send an e-mail to PKS2000@certicom.com.


ABOUT CERTICOM

Certicom is an encryption technology company specializing in security solutions for mobile computing and wireless data markets, including m- commerce. Major computing and communications companies such as BellSouth Wireless Data, Motorola, Palm Inc., Pitney Bowes, QUALCOMM, Research In Motion and Sony incorporate Certicom's technology into electronic commerce software, wireless messaging applications and smart cards. Certicom is a leading source for a complete range of OEM security products and services, including cryptographic toolkits, custom implementations, and security integration services and consulting. Certicom's worldwide sales and marketing operations are based in Hayward, California, with cryptographic research and product development in Toronto, Canada. For more information, visit Certicom's Web site at http://www.certicom.com.

            Certicom is a registered trademark of Certicom Corp. All other companies and products listed herein are trademarks or registered trademarks of their respective holders.


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                                       "CERTICOM PRESENTS PKS 2000," PAGE 3 OF 3
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For further information: please contact:

Lorraine Kauffman                         Scott Wyban
Public Relations Manager                  Lutchansky Communications for Certicom
Certicom Corp.                            (408) 938-9050 x22
(510) 780-5417                            scott(at)lcomm.com
lkauffman(at)certicom.com